SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
INCORPORATION AND ORGANIZATION
GENERAL DEVELOPMENT OF THE BUSINESS
1. Cable Division
2. Satellite Division
DESCRIPTION OF SHAWS BUSINESSES
1. Cable Division
2. Satellite Division
3. Additional Information Concerning Shaws Businesses
CANADIAN REGULATORY ENVIRONMENT
1. Overview
2. Cable Television
3. Internet Access
4. Internet Infrastructure
5. Satellite
6. Other Regulatory Matters
SELECTED CONSOLIDATED FINANCIAL INFORMATION
1. Annual and Quarterly Information
2. Dividend Policy and Related Matters
MANAGEMENTS DISCUSSION AND ANALYSIS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
1. Directors as of January 16, 2004
2. Executive Officers as of January 16, 2004
ADDITIONAL INFORMATION
1. Documents Provided Upon Request
2. Documents Incorporated by Reference

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 19, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended August 31, 2003)

January 16, 2004

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

INCORPORATION AND ORGANIZATION

Shaw Communications Inc. (“Shaw” or the “Corporation”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home services to approximately 2.9 million customers.

Shaw was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999. The head office of Shaw is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists significant subsidiaries(1) owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. Unless otherwise indicated, all of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Federal	Television Distribution Services
Shaw Cablesystems G.P.(2)	Alberta	Television Distribution Services, Internet Services
Videon Cablesystems Inc.	Federal	Television Distribution Services
MOF Newco 3 Ltd.	Alberta	Television Distribution Services
Shaw FiberLink Ltd.	Alberta	Telecommunications Services
Canadian Satellite Communications Inc.	Federal	Satellite services
Star Choice Television Network Incorporated	Federal	Satellite services
Star Choice Satellite T.V. Inc.	Federal	Satellite services

Notes:

(1)	For purposes of the table above, “significant subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X, 17 CFR § 210.1-01, et seq.

(2)	Shaw Cablesystems G.P. is a partnership of Shaw Communications Inc., Shaw Cablesystems Limited , Shaw Cablesystems (SMB) Limited, Shaw Cablesystems (SSK) Limited, Prairie Co-Ax TV Limited, Videon Cablesystems Inc. and certain other subsidiaries of Shaw formed to operate the cable television systems owned by the partners.

Unless the context otherwise indicates, a reference to “Shaw” or the “Corporation” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Shaw has two principal business divisions: (1) Cable Division – comprised of cable television, Internet access and Internet infrastructure service businesses; and (2) Satellite Division – comprised of direct-to-home satellite and satellite distribution service businesses. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2003, the Cable Division and Satellite Division represent approximately 71.5% and 28.5% of Shaw’s business, respectively. The general development of each of these businesses is summarized below.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

1.     Cable Division

(a)	Cable Television

(i)	General

Shaw’s initial core business was, and remains, cable television services, which today provides the customer base and physical infrastructure for much of the Corporation’s distribution service businesses. Under the name Capital Cable Television Co. Ltd., Shaw acquired its first licence to offer cable television services in Edmonton, Alberta and area in 1970. Over the course of the subsequent years, Shaw’s cable television operation has grown through a combination of the acquisition of new cable television licences awarded by the Canadian Radio-television and Telecommunications Commission (“CRTC”); the acquisition of existing cable companies; the exchange of cable systems and assets with other Canadian cable companies; and internally generated subscriber growth.

Shaw is currently the second largest cable television company in Canada, and is the largest cable television provider in Western Canada. As at August 31, 2003, Shaw served approximately 2.1 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and Ontario), representing approximately 28% of the Canadian cable television market.

(ii)	Significant Acquisitions and Dispositions

In the past several years, the Canadian cable television industry has moved from a highly regulated environment to one based on fair and sustainable competition under the superintendence of the CRTC. In such a competitive environment, cable companies have adopted “clustering” strategies, consolidating and realigning geographically to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. In executing its own clustering strategy, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada, with approximately three-quarters of its subscribers clustered in five large urban markets.

Significant acquisitions and dispositions with respect to Shaw’s cable television business in the past three years include the following:

•	Acquisition of Assets of Monarch Cablesystems Ltd. In September, 2003, Shaw announced that it had agreed to acquire certain assets of Monarch Cablesystems Ltd. for a base purchase price of $90 million, including $25 million cash and the balance through the issuance of Class B Non-Voting Shares of Shaw at $17.39 per share. The cable systems to be acquired by Shaw serve approximately 39,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks) and Canmore (Canmore, Banff, Lake Louise) regions in Alberta and in southern British Columbia (Hope, Fernie, Kimberley). The transaction is expected to close during Shaw’s fiscal 2004 year.

•	Disposition of United States Systems. Effective June 30, 2003, Shaw sold its cable systems in Florida and Texas to Bright House Networks, LLC and Cequel III LLC respectively, for gross proceeds of approximately U.S. $188.5 million. The systems together served approximately 73,000 cable television subscribers.

•	Disposition of Nova Scotia Systems. Effective August 31, 2001, Shaw sold its 75% interest in Access Communications Incorporated (serving approximately 52,000 subscribers in Dartmouth, Kentville and New Minas, Nova Scotia) and 100% of Access Cable Television

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Bedford/Sackville Limited (serving approximately 21,000 subscribers in Nova Scotia) to Bragg Communications Incorporated for proceeds of approximately $210 million. These systems represented the Corporation’s remaining holdings east of Ontario.

•	Acquisition of Moffat Communications Limited. Pursuant to an offer to purchase dated December 21, 2000, Shaw acquired all of outstanding common shares of Moffat Communications Limited (“Moffat”). The total consideration paid by Shaw to holders of Moffat common shares consisted of approximately $465 million in cash and approximately 23,000,000 class B non-voting participating shares of Shaw (“Shaw Class B Non-Voting Shares”).

Moffat served approximately 312,000 basic cable and 43,000 Internet subscribers in Alberta, Manitoba and northwestern Ontario, and approximately 71,000 basic cable and 3,000 Internet subscribers in Florida and Texas. In addition, Moffat owned WTN, a nationally distributed specialty television network and CKY-TV, the CTV Television Network affiliate in Winnipeg, Manitoba. WTN was subsequently sold by Shaw to Corus Entertainment Inc. (“Corus”) for proceeds of approximately $202.5 million, and CKY-TV was sold to CTV Inc. for proceeds of approximately $37 million. Moffat has since been amalgamated with another Shaw subsidiary to form Videon Cablesystems Inc.

•	Exchange of Cable Systems with Rogers. Effective as of November 1, 2000, Shaw exchanged its cable operations in Southern Ontario and New Brunswick, which collectively served approximately 604,000 subscribers, for the cable operations of Rogers Communications Inc. (“Rogers”) in British Columbia (Vancouver and surrounding areas), which served approximately 626,000 subscribers. The transaction represented a net gain of approximately 22,000 subscribers for Shaw, at a cost of approximately $104.2 million, and consolidated Shaw’s position as the dominant provider of cable television services in Western Canada.

(b)	Internet Access

Since 1996, Shaw has provided Internet access services to residential and small business subscribers in its cable television systems via a cable connection and cable modem. Commencing in 1998, Shaw’s high speed Internet services were offered under the brand name Shaw@Home and now are offered under the name Shaw High-Speed Internet. In fiscal 2002, Shaw also commenced offering Shaw High-Speed Lite Internet service (formerly known as Shaw Lite-Speed Internet), targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed Internet service but who are under-served by dial-up services.

As at August 31, 2003, there were approximately 886,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services, representing a penetration rate of approximately 43.2% of basic subscribers.

Shaw’s Internet infrastructure, is owned, managed and controlled exclusively by Shaw, as discussed below. All of Shaw’s Internet customers use Shaw’s own network and use @shaw.ca addresses.

(c)	Internet Infrastructure

Shaw’s Internet infrastructure services are offered through Shaw’s subsidiaries Big Pipe Inc. and Big Pipe U.S., Inc. (together, “Big Pipe”).

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Big Pipe was established in 2000 to develop and operate the fibre network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and to provide Internet and data connectivity services to large businesses and other organizations. Big Pipe maintains a strategic relationship with 360networks inc. (“360”), pursuant to a master services agreement and an indefeasible right of use with respect to a portion of 360’s U.S. fibre network.

Big Pipe has built both its fibre network and its customer base to promote future revenue growth. Its network consists of a redundant two route fibre backbone transecting Canada and the United States. The southern route principally consists of 6,400 route kilometers (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg and Chicago) to Toronto and Buffalo and a separate route between Seattle to Sacramento. The northern route consists of 4,315 route kilometers (2,680 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) to Toronto and fibre between Buffalo (via Albany) to New York City. In addition, as a result of arrangements with 360, Big Pipe secured additional capacity services to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle (via Vancouver) to Victoria and Edmonton to Toronto.

2.     Satellite Division

Shaw’s satellite business is operated through its wholly-owned subsidiary, Canadian Satellite Communications Inc. (“Cancom”), a Canadian satellite services company. Incorporated in 1980, Cancom provides satellite-based solutions to businesses and owns 100% of Star Choice Communications Inc. (“Star Choice”), which through its subsidiary Star Choice Television Network Incorporated, is one of two active, licensed direct-to-home (“DTH”) operators in Canada. Shaw’s interest in, and eventual control of, Cancom was acquired through several transactions between 1997 and 2003, as summarized below.

Shaw’s participation in the satellite industry can be traced back to its wholly-owned subsidiary, Homestar Services Inc., which received one of four DTH broadcasting licences granted by the CRTC. In June 1997, Shaw transferred all of the shares of Homestar Services Inc. to Star Choice, in exchange for approximately 54% of the then outstanding common shares of Star Choice. Shaw subsequently reduced its stake in Star Choice to a 49.9% interest, on a fully diluted basis.

On August 31, 1999, Cancom and Star Choice completed a share exchange transaction resulting in Star Choice becoming a wholly owned subsidiary of Cancom. After such transaction, Shaw held approximately a 35% fully diluted interest in Cancom. Shaw subsequently acquired all of the shares of Cancom held by two significant shareholders, Rogers and WIC Western International Communications Inc. (“WIC”), to increase Shaw’s ownership to approximately 62% of the outstanding Cancom shares.

On August 9, 2000, Shaw made a take-over bid to acquire all of the common shares of Cancom not owned by Shaw. Under the take-over bid, holders of common shares of Cancom received 0.90 of a Shaw Class B Non-Voting Share plus $0.01 for common share of Cancom held. At the conclusion of the take-over bid, Shaw held approximately 94.3% of the outstanding Cancom common shares. On January 5, 2001, Shaw made a second offer to purchase the remaining common shares of Cancom not already owned, directly or indirectly, by Shaw on the same financial terms as its take-over bid of August, 2000. Pursuant to this second offer, Shaw acquired an additional 5.3% of the issued and outstanding Cancom common shares, bringing its holdings to 99.6%. Through the statutory compulsory acquisition procedure and the subsequent elimination of publicly issued warrants in Cancom in 2003, Shaw acquired the remaining outstanding Cancom common shares.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

DESCRIPTION OF SHAW’S BUSINESSES

A description of each of the principal businesses comprising Shaw’s Cable Division and Satellite Division, along with certain additional information, is set forth below.

1.     Cable Division

(a)	Cable Television

(i)	General

Shaw is the second largest cable television company in Canada, serving approximately 28% of the Canadian cable television market with a concentrated focus on Western Canada. As a result of several strategic transactions completed during fiscal 2001 (including the acquisition of Moffat, the cable system exchange with Rogers and the disposition of the Nova Scotia cable systems), over 75% of Shaw’s cable systems are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria (Vancouver Island), British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers is mainly in smaller clusters, linked via fibre either to each other or to larger markets. Shaw has achieved a critical mass of subscribers in its larger markets by completing selective acquisitions, using a clustering strategy and seamlessly integrating new customers. Clustering involves establishing a regional office to provide subscriber services to several contiguous communities, thereby creating operating efficiencies through shared facilities and services and reduced operating redundancies.

The following table summarizes Shaw’s cable system clusters at August 31, 2003.

	Basic Cable	Digital	Digital
Cable Cluster	Subscribers	Deployment	Subscribers

Vancouver Island including Victoria/Duncan/Nanaimo and area	223,108	48,439	43,279
Vancouver/Kamloops/Chilliwack/Kelowna/Penticton/ Vernon and area	828,136	237,310	207,812
Calgary/ Red Deer/ Edmonton /Hinton/Fort McMurray/ Lethbridge and area	632,414	156,402	148,343
Saskatoon/Prince Albert/Moose Jaw/Swift Current	74,564	21,260	18,708
Winnipeg/Thunder Bay/Sault Ste. Marie and area	293,697	63,845	55,728

Total	2,051,919	527,256	473,870

(ii)	Cable Network

Shaw’s cable television business is operated through Shaw’s extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network link Shaw’s cable systems and subscribers together. Shaw receives originating television signals at its head-end sites through satellite, transmitters, off-air antennae and microwave systems and re-transmits these signals via its network to customers’ homes in Shaw’s licensed areas. Digital cable customers receive additional services via digital cable terminal set-top boxes (“DCTs”) which translate additional encrypted signals delivered to customers’ homes over Shaw’s network.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Shaw has continually upgraded its network such that, as at August 31, 2003, 98% of its network has two-way capability. Two-way networks enable Shaw to offer expanded interactive services such as high-speed Internet, pay-per-view, VOD and digital cable services.

In fiscal 2002, Shaw substantially completed planned upgrades of its capital infrastructure. During fiscal 2003, additional upgrades and network building projects were completed on a selective basis, aimed at continuing to upgrade Shaw’s plant from 550 MHz digital to 750 MHz digital and decreasing node size. Shaw anticipates that it will continue such selective upgrade and network building projects during fiscal 2004.

(iii)	Cable Television Offerings

Shaw offers a variety of cable television services from which its customers may choose.

(A)	Basic Cable and Extended Tiers

Basic cable service in Canada consists primarily of local and national programming as well as major U.S. networks (such as ABC, CBS, Fox, NBC and PBS). The number of channels offered and the monthly fee charged for basic service vary depending on the cable system in question. The majority of Shaw’s customers receive at least 54 channels on basic cable or as part of an extended tier.

Extended tier cable is comprised of three discretionary tiers of services that consist of Canadian and non-Canadian specialty television programming. Canadian specialty television networks carried on the various tiers include Showcase, Bravo!, Life Network, The Comedy Network, and Rogers Sportsnet. Foreign services represented on the tiers include CNN, A&E, The Golf Channel and TBS (Atlanta).

As at August 31, 2003, Shaw served 2,051,919 basic cable subscribers. Subscriber statistics for Shaw’s extended tier cable service as at August 31, 2003 are set forth below.

Tier	Subscribers	Penetration as a % of Basic

Tier I	1,639,187	79.9%
Tier II	1,565,041	76.3%
Tier III	1,398,450	68.2%	(1)

Note:

(1)	In cable systems where Tier III is available.

(B)	Digital Cable

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity to more than 200 channels. Delivered via DCTs deployed in subscribers’ premises, digital cable also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to be able to launch, new revenue-generating interactive services.

Shaw’s digital cable offering includes an interactive electronic program guide, parental controls, 40 digital music formats (Mtrax/Galaxie), specialty and ethnic programming services (such as BBC World,

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Game Show Network and BET Black Entertainment Television) and cable television exclusive programming such as NFL Sunday Ticket.

In addition, in September, 2001, Shaw launched over 30 new digital channels, including both “must carry” Category 1 services (such as Biography Channel, Tech TV, Documentary Channel, Fashion TV and Independent Film Channel) and discretionary Category 2 services (such as National Geographic, BBC Canada, Dejaview and Lonestar). Digital cable customers are able to select individual channels to tailor their own packages in a “pick and pay” manner, at a set per channel price, or to choose from certain channel packages at a substantial per channel price savings.

As of August 31, 2003, digital cable was available in almost all of Shaw’s cable systems. As at such date, Shaw had approximately 527,000 DCT’s deployed in customer premises and approximately 474,000 digital subscribers.

(C)	Pay Television and Pay-Per-View

Shaw’s pay television offering currently consists of six genre-based movie channels (offered under the brand Movie Central in Western Canada), four U.S. superstations (WSBK, KTLA, WGN and WPIX) and certain other ethnic and premium services (such as Fairchild Television, Deutsche Welle, Odyssey, TV Japan, Talentvision and Playboy). These pay television offerings are available to subscribers for monthly fees which vary depending on the pay television offering selected.

Shaw also offers up to 50 channels of interactive, impulse pay-per-view to its digital cable subscribers. Shaw’s pay-per-view offering allow customers to select and pay for specific programs which are available on several channels with different start times. Pay-per-view offerings include movies, sports, concerts and other special events, with the price dependent on the nature of the programming.

Effective May, 2002, Shaw acquired the Viewer’s Choice pay-per-view business from Corus for a total purchase price of approximately $36.5 million. Viewer’s Choice provides viewers in Western Canada with current release movies as well as a selection of live concerts and sporting events. The service is available in Western Canada through most cable systems, including Shaw, and nationally through DTH providers.

(D)	Video-on-Demand

In September, 2002, the Corporation launched the commercial deployment of its video-on-demand (“VOD”) service in Calgary. The VOD service enables customers to select programming from a library of titles through an on-line ordering system and view the programming on their television at a time of their choosing, with full digital video disk-type functionality, including pause, rewind and fast forward. Viewers can watch a program at their convenience for a period of up to 24 hours and as many times as they want.

Shaw’s unique VOD service has initially been made available to its Internet customers who also have digital cable service. By the end of fiscal 2003, the Corporation had rolled out its VOD services in most of its major systems, including greater Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg.

As part of its VOD service, the Corporation has entered into content licensing arrangements with several movie studios and content providers, including Universal Studios, Twentieth Century Fox, Alliance

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Atlantis Communications Inc. and Hallmark Interactive. These arrangements provide Shaw’s VOD service with a library of current feature films, major motion pictures and other content. The Corporation has also launched subscription-based VOD (“SVOD”) service, Movie Central Express, with Corus. The SVOD service allows a customer to access a library of films and series on a VOD basis, while paying a monthly subscription fee rather than a per transaction fee.

(E)	Bundling of Services

Shaw bundles its services in several attractively priced combinations. Examples of Shaw’s bundles include the “Total Home Bundle”, combining Shaw’s basic and extended tier cable services, digital cable, access to pay-per-view movies and events and Shaw High-Speed Internet, plus certain other cable television and Internet features and services, for a lower price than if each service was obtained and paid for separately. Shaw’s VOD service, which is made available to customers who subscribe to both digital cable and Internet services from the Corporation, is an example of a bundle providing customers with access to a unique service available only by subscribing to other Shaw services.

As at August 31, 2003, approximately 38% of Shaw’s cable customers subscribed to a bundled service. The benefits of bundling to customers include the convenience of “one-stop shopping”, price savings and greater choice. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

In another vein, Shaw has partnered with several national Canadian retailers to offer Shaw products and services through point-of-purchase displays in key retail locations. The focus of such marketing efforts centres on offering Shaw cable-related and Internet products and services in attractive bundles at competitive price points. Shaw also bundles its High-Speed Internet service with certain third party products such as Dell personal computers.

(F)	New Services

Shaw anticipates that its on-going investment in network upgrades, along with advances in technology, will allow the Corporation to continually upgrade and increase its cable television service offerings. In particular, Shaw expects to continue to roll-out its cable tiers, digital cable, pay-per-view and VOD to an increased number of its subscribers, both in areas not previously able to receive digital cable and in areas already receiving such services. Shaw expects that newly-launched services (VOD, in particular) will enhance its current product offerings, making them more attractive to existing and potential customers.

During fiscal 2003, Shaw also launched high-definition television (“HDTV”) channels and programming, initially to customers in its Calgary and Greater Vancouver cable systems. HDTV offers superior picture detail and sound quality and user configuration options that fully utilize the capabilities of wide screen, high-definition ready televisions. In support of HDTV, Shaw has begun to offer a next-generation DCT (Motorola 5100/6200 HD), which supports the decoding and processing of HDTV content without requiring additional digital terminals or equipment.

Shaw expects to launch HDTV in most of its major systems during fiscal 2004 and to add more HDTV content and channels as HDTV programming becomes available and more broadcasters begin broadcasting in high-definition.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Shaw also anticipates that advances in technology will allow it in the future to introduce new services that leverage off its cable infrastructure and provide new revenue streams. These services include Internet Protocol (“IP”) telephony (local and long distance telephone service over cable using IP technology), generally referred to as “Voice over Internet Protocol” or “VoIP”, and web-based interactive television services (such as e-mail and Internet surfing).

(iv)	Competition

Shaw’s cable television business faces competition from entities utilizing other existing communications technologies and may face competition in the future from other technologies being developed or to be developed. In addition, recent regulatory and public policy trends also generally favour the emergence of a more competitive environment in Canada.

Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signal. Shaw also either currently competes or may in the future compete with other distributors of television signals to homes for a fee, including DTH satellite services, satellite master antenna systems (“SMATV”), multichannel, multipoint distribution systems (“MMDS”), other competitive cable television undertakings and telephone companies offering video service, all of which offer services to subscribers for a fee.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2.1 million Canadian households. In addition, grey and black market DTH providers (i.e. providers of U.S.-based digital DTH programming services obtained in Canada without authorization from the CRTC or from the U.S. DTH providers) also provide competitive services. The Supreme Court of Canada recently held that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.

MMDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MMDS applications to compete with cable television service in given service areas. In particular, the CRTC has granted licences to Skycable Inc. and Image Wireless Communications to provide MMDS in certain cable service areas in Manitoba, Saskatchewan, and British Columbia. The CRTC has also issued licences to Look TV and Look Télé to operate MMDS undertakings in southern Ontario and in Quebec and eastern Ontario, respectively. Look TV recently emerged from protection from its creditors under the Companies’ Creditors Arrangement Act (CCAA).

In recent years, the CRTC has also licensed a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licences. One of these competitive undertakings, Novus Entertainment, operates within one of Shaw’s licensed service areas in Vancouver.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licences from the CRTC. To date, five telephone companies have been granted broadcasting distribution licenses to provide television services, including in some cases, VOD: Telus Corporation, with respect to parts of Alberta and British Columbia; SaskTel in Saskatchewan; Manitoba Telecom Services Inc. (“MTS”) in

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Manitoba; Télébec in Quebec; and Aliant Telecom Inc. in Atlantic Canada. SaskTel and MTS launched their services in September, 2002 and January, 2003, respectively.

To date, none of these competitors has had a material impact on Shaw’s cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Almost all of Shaw’s cable systems are concentrated in major urban markets having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to take advantage of its existing infrastructure to expand the range and quality of its services and to expand its programming and communication service offerings, including VOD and interactive television.

(b)	Internet Access

(i)	General

Leveraging off its cable television infrastructure, Shaw has provided high-speed Internet access services to residential and small business subscribers since 1996. Offered under the brand name Shaw@Home commencing in 1998, and currently offered under the name Shaw High-Speed Internet, Shaw’s Internet access service is up to 100 times faster than conventional telephone access and is designed to be significantly faster than competing digital services over the telephone lines. Shaw High-Speed Internet customers also receive up to seven email addresses, ten megabytes of personal web space and the ability to connect five computers to one cable modem. Shaw’s High-Speed Internet service is also bundled with several complementary products and services, as well as many of the latest multimedia plug-ins.

In fiscal 2002, Shaw also introduced its High-Speed Lite Internet service, targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed Internet service but who are under-served by dial-up services. Through a Shaw cable modem connection, the High-Speed Lite Internet Service features speeds up to five times faster than traditional dial-up service, an “always on” connection, one unique email address and ten megabytes of personal web space.

Shaw has also announced that it expects to deploy an advanced generation of cable modem, based on Data Over Cable Service Interface Specification (DOCSIS) 2.0 specifications. This technology, which will initially be deployed in the Corporation’s Calgary and Greater Vancouver systems during fiscal 2004, is designed to enable Shaw to increase the capabilities and reliability of its network by increasing the capacity and throughput in both the upstream and downstream portions of Shaw’s cable infrastructure. It is anticipated that this will expand the capacity of the Corporation’s network in both directions by up to 30 megabits per second, allowing Shaw to offer new, advanced IP-based data services such as dedicated bandwidth, guaranteed levels of services, peer-to-peer communications and video conferencing applications.

Shaw’s Internet services are currently available in almost all of Shaw’s operating areas. As at August 31, 2003, Shaw’s Internet services had approximately 886,000 subscribers (connected and scheduled installations), representing a penetration rate of approximately 43.2% of basic subscribers. To the Corporation’s knowledge, Shaw has achieved the highest penetration of its high speed Internet service among all North American cable companies.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

The following table sets forth subscriber statistics for the Shaw’s Internet services as at August 31, 2003:

Connected and Scheduled Installations	Subscribers

Vancouver Island, including Victoria/Duncan/Nanaimo and area	112,567
Vancouver/Kamloops/Chilliwack/Kelowna/Penticton/ Vernon and area	354,937
Calgary/ Red Deer/ Edmonton /Hinton/Fort McMurray/ Lethbridge and area	299,276
Saskatoon/Prince Albert/Moose Jaw/Swift Current	29,324
Winnipeg/Thunder Bay/Sault Ste. Marie and area	90,116

Total	886,220

As at August 31, 2003, approximately 103,000 subscribers for Shaw’s Internet services did not concurrently subscribe for any of Shaw’s cable television services.

(ii)	Network

The fibre network that serves as the primary Internet backbone for Shaw’s broadband Internet customers is operated by Big Pipe (see “Description of Shaw’s Businesses – Cable Division – Internet Infrastructure”). The network, which is designed with state-of-the-art fibre optic technology and has redundant capacity, extends from Victoria to Toronto, with connectivity to major Internet peering points in Seattle, Washington; Palo Alto, California; and Chicago, Illinois.

During the 2001 and 2002 fiscal years, Shaw invested significant amounts of money to improve the speed and performance of its Internet access services. Such network upgrades and expansion were substantially completed by the year ended August 31, 2002. Future upgrades and enhancements of Shaw’s capital infrastructure is anticipated on a selective basis, including to build up the Corporation’s Internet backbone and decrease average node size.

In July, 2001, Shaw launched its first Internet data centre in Calgary, followed by a second data centre in Calgary in late fiscal 2002. The data centres allow the Corporation to manage its Internet services exclusively and to provide e-mail service directly to its customers using “@shaw.ca” e-mail addresses. The data centres, which have the capacity to accommodate approximately 2,000,000 customers, also allow Shaw to manage its own operations in terms of DNS, DHCP, provisioning web space, backbone connectivity and peering arrangements into the United States. The centres also host Shaw customers’ most popular web content locally.

(iii)	Competition

There are a number of different types of ISPs offering residential and business Internet access services that compete with Shaw’s Internet services. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies facilities and services). As at December 31, 2001, according

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

to reports from the CRTC, approximately 55% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 45% used high-speed services.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology is currently provided by cable companies only, although the CRTC has authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.

The ISPs have requested access to cable companies’ facilities to use their networks to deliver Internet access service. In November 2000 the CRTC approved the rate of ISP access at $21.25 per end-user per month for Shaw. Other connection and installation charges will also apply, the rates for which are presently being reviewed by the CRTC. Until competing ISPs have access to high-speed access services pursuant to this third party Internet access tariff, cable operators have been directed by the CRTC to provide access to their distribution systems to ISPs for resale at 25% discount. No ISP is currently using accessing Shaw’s distribution system.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued, strong growth rates for high speed Internet services such as Shaw High-Speed Internet.

(c)	Internet Infrastructure (Big Pipe)

(i)	General

Shaw’s Internet infrastructure business is principally operated through Big Pipe, which was established in 2000. Big Pipe operates the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. In addition, Big Pipe’s facilities are available to ISPs, cable companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity. In particular, Big Pipe is focused on being a major account and wholesale provider offering third parties advanced high-speed IP connectivity and Internet services in Canada and the United States. Its offerings currently include data and video transport and Internet connectivity services.

Big Pipe launched its operations in Canada in March, 2000 and commenced operations in the United States during fiscal 2003. During fiscal 2004, Big Pipe anticipates that it will continue to grow its third party revenues with a focus on the large customer market in North America. It will also continue to establish public and private peering arrangements and high-speed connections to major North American network access points and other tier-one backbone carriers.

(ii)	Big Pipe Network

Big Pipe’s network consists of a redundant two route fibre backbone transecting Canada and the United States, combined with numerous local access, intra-city fibre optic networks in municipalities served by Big Pipe.

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Part of its arrangements with 360, Big Pipe has access to high-speed bandwidth network services and dark fibre. This fibre network, which serves as a national platform for national IP-based services, interconnects high capacity video servers located in strategic clusters from Vancouver to Toronto. The network also extends connectivity to all major Internet national peering points (NAPs) in Canada and the United States.

The Big Pipe network includes multi-fibre capacity on two diverse cross-North America routes. Big Pipe’s southern route principally consists of 6,400 route kilometers (4,000 miles) located on routes between Vancouver (via Calgary, Winnipeg and Chicago) to Toronto and Buffalo, and a separate route between Seattle to Sacramento. Big Pipe’s northern route consists of 4,315 route kilometers (2,680 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) to Toronto and fibre between Buffalo (via Albany) to New York City. Such route provides redundancy for the existing southern route. In addition, as a result of arrangements with GT, Big Pipe secured additional capacity services to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle (via Vancouver) to Victoria and Edmonton to Toronto.

(iii)	Competition

Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

(d)	Revenue

Revenues for Shaw’s Cable Division were approximately $1,486.3 million for the year ended August 31, 2003 (representing approximately 71.5% of Shaw’s consolidated revenues over such period), an increase of approximately 6.7% over the Cable Division’s revenues of $1,393.3 million for the year ended August 31, 2002. Excluding the U.S. cable systems sold effective June 30, 2003, the Cable Division’s revenues increased by 7.6%. Substantially all of this increase was due to rate increases on Shaw’s Internet, cable television tiers, bundled packages and other services, as well as customer growth in basic cable, digital cable and Internet services.

Shaw derived such revenue primarily from (i) with respect to cable television, monthly fees paid by subscribers for its cable television services basic, extended tier and digital cable services and from pay television and pay-per-view programming and events; (ii) with respect to Internet access services, monthly fees paid by subscribers, at rates which depend upon the particular service and package received; and (iii) with respect to Internet infrastructure services, monthly service charges paid by customers signed to contracts for access to Big Pipe’s fibre network.

Only basic cable television rates in certain systems are regulated by the CRTC. The fees for the services offered in discretionary packages, including Canadian and U.S. specialty television services, are based upon rates negotiated between Shaw and the programming services. In addition, fees for pay and pay-per-view services are priced by Shaw on a discretionary basis. See “Canadian Regulatory Environment – Cable Television – Rate Regulation”.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

The CRTC does not regulate the rates at which cable companies offer residential Internet access services, nor does it regulate fees for Internet infrastructure services. Shaw and other cable companies have been ordered by the CRTC, however, to provide third party Internet access to their distribution networks to Internet service providers (“ISPs”). See “Canadian Regulatory Environment – Internet”. In the future, Shaw may derive revenue from such ISPs, at the CRTC-approved rate of $21.25 per end user per month. As many technical issues arising from third party access must be resolved, Shaw is not currently providing third-party Internet access or resale access services to ISPs and is therefore not earning revenues therefrom.

2.     Satellite Division

(a)	General

Shaw’s Satellite Division is principally operated through Cancom and Star Choice, and is comprised of DTH satellite and satellite distribution service businesses, as follows:

(i)	Star Choice DTH – distribution of digital video and audio programming services via direct-to-home satellite to Canadian residences and commercial establishments;

(ii)	Satellite Distribution Services:

(A)	Cancom Broadcast Solutions – redistribution of television and radio signals via satellite to cable operators and other distributors, and related network services; and

(B)	Cancom Tracking Solutions – provision of satellite tracking and messaging services to the Canadian trucking industry, and integration and management of satellite data networks with land-based telecommunications.

(b)	Satellite Network

Cancom owns and leases, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Cancom’s interests in such transponders are set forth in the table below.

Satellite	Transponders	Nature of Cancom Interest

Anik F1	28 Ku-band	Owned
	3 C-band	Leased

Anik E2R	12 Ku-band (full)	Leased
	1 Ku-band (partial)	Leased

GE III	1 C-band	Leased

Telstar 5	1 Ku-band (partial)	Leased

In addition to the foregoing, Cancom has also contracted with Telesat Canada (and has paid substantially all of the price) to purchase 16 Ku-band transponders on the Anik F2 satellite, which has a projected

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

launch date in the spring of 2004. Anik E2R is the interim satellite that has replaced the Anik E2 satellite until the launch of the Anik F2 satellite

(c)	Satellite Businesses

(i)	Star Choice DTH

Through its wholly-owned subsidiary Star Choice Television Network Incorporated, Star Choice is one of two active DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Star Choice began the national roll-out of its digital DTH services in October, 1997 and, as at August 31, 2003, had approximately 809,000 subscribers across Canada.

The market for Star Choice’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels). Other potential customers include Canadian commercial, institutional and recreational facilities interested in video and audio programming.

Star Choice currently offers over 370 digital video and audio channels, with a programming line-up that offers the vast majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Star Choice obtains such programming from program providers whose distribution is authorized by the CRTC, in most cases pursuant to non-exclusive contracts ranging in term from three to five years. Star Choice’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are primarily sold through a nation-wide distribution network of over 4,000 retail locations, including Radio Shack, Sears, Future Shop, Leon’s and The Brick.

During the fiscal year ended August 31, 2001, Star Choice moved to dual satellites (Anik E2, subsequently replaced by Anik E2R, and Anik F1) whose signals can be received by customers through a unique elliptical dish. The multiple satellite reception allowed Star Choice to expand its offering to 370 channels, with a further increase to over 400 channels anticipated in 2004.

As part of its commitment to expanding its service offerings, Star Choice has added several new, dedicated HDTV channels to its line-up. In addition, during fiscal 2003, Star Choice launched a new integrated high-definition satellite receiver (Motorola DSR 500 HD), which provides high-definition images, digital sound and an enhanced onscreen program guide with interactive features. As more high quality HDTV content becomes available, Star Choice also expects to be in a position to launch additional HDTV channels as well as an integrated high-definition receiver with a digital video recorder (“DVR”). A DVR uses an internal hard drive to play, pause and record television programs, and allows a viewer to watch one channel while recording another.

(ii)	Satellite Distribution Services

(A)	Cancom Broadcast Solutions

Cancom Broadcast Solutions has two principal lines of business: (a) redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S.;

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

and (b) providing uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as satellite relay distribution undertaking (“SRDU”) services. Cancom currently provides SRDU services to approximately 55 distribution undertakings, primarily cable operators, and redistributes in excess of 75 television signals and 40 commercial radio signals in both English and French to multi-channel system operators. Cancom also offers HITS/QT (Headend In the Sky/Quick Take), which allows small and medium size cable companies to offer digital signals to subscribers for a substantially reduced capital outlay. HITS/QT facilitates increased availability and penetration of digital services in Canada and thereby adds incremental revenues to Cancom from the additional SRDU services provided to smaller cable companies.

Cancom’s uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Cancom currently provides such services to approximately 98 specialty and pay services across Canada, as well as to Canadian pay audio services (Mtrax and Galaxie).

(B)	Cancom Tracking Solutions

Cancom Tracking Solutions provides mobile tracking and messaging services to approximately 450 companies and is the largest provider of such services in the long-haul trucking industry in Canada, with approximately 26,000 vehicles using its services. Cancom’s tracking and messaging services effectively integrate a carrier’s truck fleet and dispatch system so that an office-bound dispatcher and back-office computer systems can be in direct and immediate contact with their trucks via satellite, no matter how widely dispersed that truck fleet is across North America.

(C)	Star Choice Business Television

During fiscal 2003, Cancom sold its Star Choice Business Television division for gross proceeds of approximately $6.5 million. Star Choice Business Television built and maintained satellite interactive distance learning networks which enabled customers to communicate simultaneously with multiple locations.

(d)	Competition

The Star Choice DTH business faces much the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters. See “Description of Shaw’s Businesses – Cable Division – Cable Television – Competition”.

In its Canadian SRDU business, Cancom Broadcast Solutions faces competition principally from Bell ExpressVu, which received an SRDU licence from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada. Cancom Broadcast Solutions also faces competition from the expansion of fibre distribution systems into territories previously only served by SRDU operators. This expansion permits delivery of distant U.S. and Canadian conventional television stations to more remote locations without the use of satellite transmission.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

(e)	Revenue

For the fiscal year ended August 31, 2003, the Star Choice DTH business generated approximately $491.6 million of revenues (as compared to approximately $415.6 million in the previous fiscal year), consisting primarily of DTH equipment and subscription service revenues. The increase in revenues over the previous fiscal year was principally due to the increase in Star Choice subscribers and rate increases. Monthly subscription fees charged by Star Choice to subscribers depend upon the package of services received and are not regulated by the CRTC.

Revenues from the satellite distribution services businesses (Cancom Broadcast Solutions and Cancom Tracking Solutions) were approximately $98.8 million, a decline from $105.4 million in the previous fiscal year. The decline in revenue was mainly attributable to the sale of the Star Choice Business Television division as well as the sale of Cancom’s SRDU and uplink business in the Caribbean.

3.     Additional Information Concerning Shaw’s Businesses

(a)	Seasonality and Customer Dependency

Shaw’s cable television and Internet businesses are subject to seasonal fluctuations with the fall season (coinciding with the return of students to school and the Christmas and holiday season) being stronger than other seasons. The Star Choice DTH services business tends to follow the cycles of the retail industry, with the greatest sales volume occurring in the four months leading up to and including the Christmas and holiday season.

Shaw’s businesses generally are not dependent upon any single customer or upon a few customers.

(b)	Environmental Matters

Shaw’s operations do not generally have a significant impact on the environment. The Corporation has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations.

(c)	Foreign Operations

The principal businesses of Shaw have foreign assets or operations, as follows:

•	Cable Division. Big Pipe U.S., Inc., a wholly-owned subsidiary of Shaw, entered into an indefeasible right of use with respect to a portion of 360’s United States fibre network and owns certain other fibre and facilities in the United States. Big Pipe U.S., Inc. commenced revenue-generating operations in the United States in fiscal 2002.

•	Satellite Division. Cancom offers SRDU services to customers outside of Canada through its wholly-owned subsidiary Boscom Inc. Boscom Inc. distributes the superstation television signal WSBK – Boston via satellite to terrestrial distribution undertakings, such as cable systems, in Canada and the United States.

The aggregate revenues of the Corporation’s foreign operations for the year ended August 31, 2003 were not material.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

(d)	Employees

As at August 31, 2003, the Corporation employed approximately 5,800 persons. Of this total, approximately 385 employees were covered by labour union contracts. Although the Corporation has occasionally experienced work stoppages, these have not materially affected income from operations.

CANADIAN REGULATORY ENVIRONMENT

1.     Overview

The Canadian communications industry is regulated by the CRTC, which supervises Canadian broadcasting and telecommunications systems, including broadcasting distribution undertakings (“BDUs”) and telecommunications common carriers. The CRTC’s mandate includes ensuring that Canadians have access to reasonably priced, high-quality, varied and innovative communications services that are competitive nationally.

Shaw’s cable television, Internet, satellite and telecommunications businesses are subject to regulation principally by the CRTC pursuant to the Broadcasting Act (Canada) and the Telecommunications Act (Canada), as well as pursuant to certain other legislation, such as the Copyright Act (Canada) and the Radiocommunication Act (Canada). Shaw’s cable television and satellite (DTH and SRDU) businesses, in particular, are dependent upon licences granted by the CRTC and other regulatory bodies pursuant to such legislation. Shaw’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

2.     Cable Television

(a)	General

CRTC regulations govern the types of services offered, and in some cases the fees that may be charged, by terrestrial BDUs such as cable television and MMDS systems. Under the Broadcasting Distribution Regulations (the “Broadcasting Regulations”), there are three classes of terrestrial BDU’s: (i) Class 1 systems (serving 6,000 or more subscribers); (ii) Class 2 systems (serving between 2,000 and 5,999 subscribers); and (iii) Class 3 systems (serving fewer than 2,000 subscribers or located in areas which receive not more than two Canadian television signals over the air). Systems with less than 2,000 subscribers are eligible to be exempt from licensing and have less regulatory obligations. They are also exempt from licensing fees.

Class 1 systems are subject to the most comprehensive regulation by the CRTC. Such regulations govern basic cable rates; services which must or may be distributed and how they may be packaged (e.g. number of Canadian versus American channels per package); and priority access by Canadian specialty, pay television and pay per-view television services over foreign services. The Broadcasting Regulations allow for basic rate deregulation of Class 1 systems once 5% of the customers within their licensed territories have chosen an alternate service provider.

Class 2 systems have fewer regulatory restrictions, while Class 3 and exempt systems enjoy the most flexibility respecting the packaging and distribution of Canadian and U.S. specialty services. In December, 2001, the CRTC issued an order exempting certain Class 3 systems from the requirement to hold a broadcasting licence. To be exempt, a Class 3 system must serve fewer than 2,000 subscribers and

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

operate its own head-end. Such systems must continue, however, to comply with a number of other criteria set forth in the CRTC’s exemption order. The CRTC is also currently considering whether or not to exempt all Class 2 and 3 systems from regulatory requirements.

Both Class 1 and Class 2 systems are required to contribute 5% of gross revenues to Canadian program production, with the provision that 2% to 3% of gross revenues (depending on class of system) may be directed to programming on a community channel. Class 3 systems, including both licensed and exempt systems, are subject only to priority carriage requirements for local signals, priority language service rules and a “preponderance” rule that requires undertakings to offer a majority of Canadian services.

(b)	Licensing

The Corporation holds a separate licence for each of its cable systems. These licences have generally been issued for terms of up to seven years and expire at various times through 2007. Shaw has never failed to obtain a licence renewal for its cable systems.

The CRTC imposes restrictions on the transfer of ownership and control of cable licences. Pursuant to regulations promulgated by the CRTC, a holder of a cable licence must obtain the prior approval of the CRTC with respect to changes in the ownership of specified percentages of its voting and common shares and with respect to any act, agreement or transaction that directly or indirectly results in a material change of ownership or effective control of the licencee or of a person that has, directly or indirectly, effective control of the licencee. CRTC approval is contingent upon the purchaser demonstrating that the transfer is in the public interest. Exempt systems are not subject to the CRTC’s transfer of ownership rules.

The CRTC is currently in the process of implementing a system of regional licences grouping contiguous cable systems together. Under this system, a number of licences held by the Corporation would be consolidated.

(c)	Canadian Content

The CRTC has determined that it would not be in the interest of the Canadian broadcasting system to permit BDUs to distribute non-Canadian pay television movie channels and specialty programming services that could be considered directly competitive with licensed Canadian pay television and specialty services. For that reason, pay movie channels and certain specialty programming services originating in the United States (such as HBO, Showtime, Cinemax, The Disney Channel, ESPN, MTV and Nickelodeon) are not approved for distribution in Canada. However, the CRTC has identified a list of non-Canadian specialty services, including certain United States-originated satellite services (e.g. The Learning Channel, Arts & Entertainment Network, CNN, CNBC) and United States “superstations” (e.g. WTBS, KTLA, WGN, WSBK and WPIX), that are permitted carriage on cable television systems on a discretionary, user-pay basis.

The CRTC requires that United States satellite programming services be sold to Canadian cable television subscribers in discretionary packages with Canadian specialty television services or with Canadian pay television services. Each non-Canadian specialty service must be linked with one Canadian specialty television service, and each Canadian pay television service may be linked with five non-Canadian services. In addition, the CRTC also requires that a majority of the video channels and a majority of the audio channels received by a subscriber be devoted to the distribution of Canadian programming services on both analog and digital service.

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(d)	Digital Broadcasting Services

The CRTC recently licensed 16 new English language digital Category 1 Canadian specialty services for mandatory digital carriage by BDU’s that offer programming services to the public in English language markets using digital technology. More than 270 digital Category 2 Canadian specialty services have also been licensed without guaranteed distribution rights. The CRTC requires that BDUs ensure that a majority of services received by subscribers digitally is Canadian. The CRTC also requires each BDU to distribute five non-affiliated Category 2 services for each affiliated Category 2 service that it distributes.

In addition, the CRTC has imposed other new distribution requirements on Class 1 and 2 cable distribution undertakings that use digital distribution technology to deliver programming services to subscribers. Class 1 and 2 cable distribution undertakings using high capacity digital technology (more than 750 megahertz) are required to offer all Canadian English and French-language specialty services (other than Category 2 services) in analog or digital mode. Other Class 1 and 2 cable distribution undertakings are required to distribute one minority official language Canadian specialty service for every ten majority official language services that are distributed by the undertaking.

(e)	Rate Regulation

Rates charged for basic cable service of Class 1 systems, and increases in such rates, are currently regulated by the CRTC. As part of the basic rate, cable licencees are permitted to pass through to subscribers increases in the CRTC-authorized wholesale fees paid to licensed network operators of Canadian specialty programming services distributed as part of the basic cable service, subject to the CRTC’s power to suspend or disallow such an increase. In addition, licencees may also request a rate increase that is in excess of that which would be allowed under the foregoing, if the licencee can establish economic need by demonstrating that the licencee’s average rate of return on average net fixed assets before interest and taxes but after depreciation for its basic cable service is less than an established industry benchmark.

The CRTC also regulates the fees, on a cost recovery basis, which are charged for the connection of subscriber drop cables to a subscriber’s home. Cable television operators are required to offer to connect residences to their networks in areas serviced by municipal water or sewage systems only where the cable systems is subject to rate regulation by the CRTC.

Under the Broadcasting Regulations, basic rates cease to be regulated when two conditions are met: (i) there is evidence that 30% or more of the households in an operator’s licensed service area have access to the basic service of another BDU; and (ii) there is a loss of 5% or more of its subscribers to competitive BDU’s. The CRTC has advised in a public notice that the first of these conditions was satisfied in all licensed cable areas on August 31, 1997. All of the Corporation’s Class 1 systems have now been rate deregulated by the CRTC.

Fees charged to subscribers for (i) extended cable service, over and above basic cable service, (ii) rental of converters and (iii) pay television services, including pay-per-view and VOD programming, are not rate regulated by the CRTC.

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(f)	Access Rights

Under the Telecommunications Act (Canada), if a cable television system is unable to obtain rights-of-way on any highway or other public place for the construction of transmission lines on terms acceptable to it, it may apply to the CRTC to obtain permission for such construction on terms set by the CRTC.

In January, 2001, the CRTC issued a decision concerning the appropriate terms and conditions, including rates, of access to municipal property in Vancouver. As part of its decision, the CRTC limited the fees chargeable to the City of Vancouver to the recovery of its causal costs of granting access to municipal property. Although the terms of the decision are limited to the specific dispute before the CRTC, the basic principles set out in the decision, which has been upheld by the courts, are expected to apply generally.

With respect to private property under development, the CRTC issued a decision in April, 1999 that has the effect of permitting real estate developers to deny cable television systems or telephone companies access to the open trenches in real estate development projects. Although such decision could have a significant impact on Shaw’s ability to install its own cables and facilities in new real estate developments, most municipalities have recently been requiring that all communications companies be provided access to open servicing trenches as part of the real estate development approval.

Shaw’s cable systems also require access to support structures, such as poles, strand and conduits of telephone and electric utilities, in order to deploy cable facilities. The CRTC’s jurisdiction over support structures of telephone utilities, including rates for third party use, is well settled. Recently, however, the Supreme Court of Canada determined that the Telecommunications Act (Canada) does not give the CRTC jurisdiction to set the terms and conditions of access by cable systems to support structures of electric utilities. As a result, authority over such matters remains vested in certain provincial utility review agencies or boards, or in other provinces, is now not subject to federal regulation.

3.     Internet Access

In May, 1999, the CRTC released its New Media Report which concentrated on communications products and services delivered via the Internet. The CRTC determined that it would not regulate or supervise new media services or products considered to be broadcasting pursuant to the Broadcasting Act (Canada) and has issued an exemption order in this regard.

With respect to regulation under the Telecommunications Act (Canada), the CRTC has also determined that it will not regulate the rates at which BDUs offer retail level Internet services. However, the CRTC will regulate the rates and terms on which BDUs provide access to their facilities with respect to competitive providers of retail level Internet services.

The CRTC has announced, as an interim measure, that the largest cable operators, including Shaw, must resell their Internet services at a 25% discount to ISPs. In December, 1999, the CRTC further decided that ISPs will be responsible for providing the cable modem and related equipment when they resell high speed Internet access to cable customers.

4.     Internet Infrastructure

Big Pipe’s telecommunications business in Canada is governed by the CRTC pursuant to the Telecommunications Act (Canada). Big Pipe Inc. is registered with the CRTC as a non-dominant

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Canadian telecommunications carrier. As such a carrier, Big Pipe Inc. operates under a significantly lessened regulatory regime (for example, no regulation of rates) as compared to incumbent telephone companies in Canada. Big Pipe Inc. has also received approval from the CRTC to transit traffic between Canada and the United States.

In the United States, Big Pipe U.S., Inc. is, or may be, subject to regulation both at the federal and state level. In this regard, in August, 2001, Big Pipe U.S., Inc. received an International Telecommunications Certificate from the United States Federal Communications Commission to operate as a facilities-based carrier to transport traffic between the United States and Canada. As Big Pipe U.S., Inc. expands its operations in the United States, it may be necessary to seek approval or certification from various state public utility commissions.

5.     Satellite

Certain of Shaw’s satellite businesses (Star Choice’s DTH business and Cancom’s SRDU business) are subject to regulation by the CRTC, as set forth below.

(a)	DTH

Generally, DTH companies, as BDU’s, are subject to regulations similar to competitive cable distributors. Currently, there are only two active, licensed DTH operators in Canada, Star Choice Network Television Incorporated (“SCTN”), an indirect subsidiary of Cancom, and Bell ExpressVu.

SCTN’s DTH business is carried pursuant to a licence issued by the CRTC under the Broadcasting Act (Canada). The licence, which expires on February 29, 2004 and for which SCTN has applied for renewal, authorizes SCTN to distribute a variety of television and radio services via satellite for direct-to-home reception by customers in Canada. The Broadcasting Distribution Regulations and conditions applicable to SCTN’s licence govern the signals SCTN must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of SCTN’s gross DTH revenues and impose certain structural separation safeguards between SCTN and Shaw. The rates charged by SCTN to its customers are not regulated by the CRTC.

(b)	SRDU

Cancom’s SRDU business is carried on pursuant to a licence issued to Cancom by the CRTC under the Broadcasting Act (Canada). Currently, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada.

The SRDU licence held by Cancom, which expires on February 29, 2004 and for which Cancom has applied for renewal, authorizes Cancom to distribute a variety of television and radio signals via satellite for reception by terrestrial distribution undertakings, such as cable systems, in Canada for retransmission to their subscribers. The conditions applicable to Cancom’s SRDU licence govern the signals which Cancom must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of its gross SRDU revenues, prohibit discriminatory treatment of customers, regulate the resolution of disputes and impose certain structural separation safeguards between Cancom and the cable operations of Shaw. The rates charged by Cancom to SRDU customers are not regulated by the CRTC.

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6.     Other Regulatory Matters

(a)	Restrictions on Non-Canadian Ownership and Control

The legal requirements relating to Canadian ownership and control of BDUs are embodied in a statutory order (the “Order”) from the Governor in Council (i.e. the federal Cabinet) to the CRTC, issued pursuant to authority contained in the Broadcasting Act (Canada). Under the Order, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the chief executive officer and 80% of the members of the board of directors of the operating company must be Canadian and that the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company in certain circumstances. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee operating company level. The CRTC retains the discretion under the Order to determine as a question of fact whether a given licencee is controlled by non-Canadians.

In order to ensure that Shaw remains eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of Arrangement of Shaw require the directors of Shaw to refuse to issue or register the transfer of any Shaw Class A Voting Shares to a person that is not a Canadian, if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Shaw Class A Voting Shares to a person in circumstances where such issue or transfer would affect the ability of Shaw to obtain, maintain, amend or renew a licence to carry on any business.

The Articles of Arrangement of Shaw further provide that if, for whatever reason, the number of Shaw Class A Voting Shares held by non-Canadians or other persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Shaw Class A Voting Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Arrangement also give the directors of Shaw the right to refuse to issue or register the transfer of shares of any class in the capital of Shaw if: (i) the issue or the transfer requires the prior approval of a regulatory authority, unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share transactions.

(b)	Copyright

The Copyright Act (Canada) provides for the payment by BDUs of a royalty fee in respect of the retransmission of conventional radio and television broadcast signals (defined as over-the-air television signals originating more than a minimum specified distance from a cable operator’s licensed area). Under current CRTC rules, these fees may not be recovered from subscribers in the form of direct increases to the basic subscriber rate. The amounts raised from these royalty fees are paid to copyright collectives representing the owners of the copyright in television programming, including producers, broadcasters and major league sports organizations, as well as authors, composers and publishers of the music in these programs. The level of this compulsory royalty fee is subject to the approval of the Copyright Board.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

The Copyright Act (Canada) also provides for performing rights royalties that are payable in respect of the transmission of the music component of non-broadcast television and audio services, such as pay television, specialty services and pay audio services. Pursuant to tariffs approved by the Copyright Board, BDUs must pay a monthly royalty in respect of such non-broadcast television services. A portion of the royalties payable under these tariffs is recoverable from the various pay and specialty services distributed by the BDUs.

(c)	Radio Apparatus

Shaw’s satellite business employs a variety of radio apparatus, including satellite earth stations. Shaw requires a radio authorization from the Minister of Industry under the Radiocommunication Act (Canada) for each radio apparatus installed, operated or possessed by Cancom for use in its businesses unless the apparatus has been exempted from the requirement for an authorization.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

1.     Annual and Quarterly Information

This section incorporates by reference the information under the headings “Five Years in Review” and “Quarterly Information” on pages 98 and 100, respectively, of Shaw’s Annual Report for the year ended August 31, 2003.

2.     Dividend Policy and Related Matters

(a)	Dividend Policy

The Corporation’s current dividend policy was adopted in January 1997 and provides that in normal circumstances, annual dividends will be declared on the Shaw Class A Voting Shares and Shaw Class B Non-Voting Shares in an amount not to exceed 6% of the average cash flow per share for the preceding and current year. This policy is subject to review by the Board of Directors of Shaw on an annual basis.

(b)	Dividend/Entitlement Rates, Dividend Payments and Payment Dates

The current annual dividend rates and payment dates and the annual dividend payments for the past three years as set forth in the tables below.

Current Annual Dividend/Entitlement Rates and Payment Dates

Annual Dividend/
Security	Entitlement Rate	Payment Dates

Class A Participating Shares	$0.115 per share	Quarterly – September 30, December 31, March 31 and June 30
Class B Non-Voting Participating Shares	$0.120 per share	Quarterly – September 30, December 31, March 31 and June 30

	Annual Dividend/
Security	Entitlement Rate	Payment Dates

Preferred Securities:
8.45% Series A	8.45%	Quarterly – March 31, June 30, September 30, December 31
8.54% Series B	8.54%	Semi-annually – March 31 and September 30
8.5% Series	8.5%	Quarterly – March 31, June 30, September 30, December 31
8.875% Series	8.875%	Quarterly – March 31, June 30, September 30, December 31

Annual Dividend Payments

Class of Shares	Fiscal 2003	Fiscal 2002	Fiscal 2001

Class A Participating	$0.045	$0.045	$0.045
Class B Non-Voting Participating	$0.050	$0.050	$0.050

MANAGEMENT’S DISCUSSION AND ANALYSIS

This section incorporates by reference pages 6 through 36 of Shaw’s Annual Report for the year ended August 31, 2003.

MARKET FOR SECURITIES

The securities of the Corporation are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number

Class A Participating Shares	Canadian Venture Exchange	SJR.A	82028K101
Class B Non-Voting Participating Shares	Toronto Stock Exchange	SJR.B	82028K200
	New York Stock Exchange	SJR	82028K200
8.45% Series A Preferred Securities	New York Stock Exchange	SJRPRA	82028K606
8.5% Series Preferred Securities	New York Stock Exchange	SJRPRB	82028K705
8.875% Series Preferred Securities	Toronto Stock Exchange	SJR.PR.A	82028K804

The voting rights of the Shaw Class A Voting Shares and the Shaw Class B Non-Voting Shares, and certain other rights, preferences and restrictions of such shares, are described in the Corporation’s Information Circular dated December 12, 2003 under the heading “Restrictive Shares”, which information is incorporated by reference herein. See also “Canadian Regulatory Environment – Other Regulatory Matters – Restrictions on Non-Canadian Ownership and Control”.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

DIRECTORS AND OFFICERS

The tables set forth below list the directors and executive officers of the Corporation as of January 16, 2004 indicating their municipalities of residence, their respective positions and offices held with the Corporation and their principal occupations within the five preceding years.

Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the board of directors of the Corporation.

To the knowledge of the Corporation, the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,926,404 Shaw Class A Voting Shares, representing, as of January 16, 2004, approximately 78.58% of the issued and outstanding shares of such class. JR Shaw beneficially owns, controls or directs 8,846,004 Shaw Class A Voting Shares, representing 77.87% of the issued and outstanding shares of such class. JR Shaw, members of his family and corporations owned or controlled by them are parties to a Voting Trust Agreement relating to all Shaw Class A Voting Shares that they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees.

1.     Directors as of January 16, 2004

Name and Municipality of	Principal Occupation Within	Director
Residence	Five Preceding Years	Since

Adrian Burns(4) Rockcliffe Park, Ontario	Corporate Director; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

James F. Dinning(2) Calgary, Alberta	Executive Vice-President, TransAlta Corporation, an international electric energy company	1997

George F. Galbraith(1)(2) Vernon, British Columbia	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia.	1991

Ronald V. Joyce(1) Calgary, Alberta	Senior Chairman and Co-Founder, The TDL Group, licencee of Tim Horton’s restaurants in Canada and the United States	2000

Charles V. Keating(4) Dartmouth, Nova Scotia	Corporate Director; former Chairman of Access Communications Incorporated, which operated a number of cable television systems in Nova Scotia	1985

Rt. Hon. Donald F. Mazankowski(1)(4) Vegreville, Alberta	Corporate Director; former Member of Parliament who held a number of Cabinet positions, including Deputy Prime Minister and Minister of Finance	1993

Harold A. Roozen(1)(2) Edmonton, Alberta	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company	2000

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Name and Municipality of	Principal Occupation Within	Director
Residence	Five Preceding Years	Since

Michael V. O’Brien(2) Canmore, Alberta	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company	2003

Jeffrey Royer(1)(3) Toronto, Ontario	Corporate Director and Private Investor	1995

Bradley S. Shaw(5)(6) Calgary, Alberta	Senior Vice President, Operations of the Corporation	1999

Jim Shaw(5)(6) Calgary, Alberta	Chief Executive Officer of the Corporation.	2002

JR Shaw(1)(5)(6) Calgary, Alberta	Executive Chair of the Corporation	1966

JC Sparkman(3) Englewood, Colorado	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States.	1994

John S. Thomas(4) Delta, British Columbia	President, Delta Cable Communications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia	2000

Willard H. Yuill(3) Medicine Hat, Alberta	Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties	1999

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

(6)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

2.     Executive Officers as of January 16, 2004

Name and Municipality of	Principal Position with	Years
Residence	the Corporation	In Industry

JR Shaw(1)(2) Calgary, Alberta	Executive Chair	41

Jim Shaw(1)(2) Calgary, Alberta	Chief Executive Officer	22

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

Name and Municipality of	Principal Position with	Years
Residence	the Corporation	In Industry

Michael F. Abram Calgary, Alberta	President, Star Choice Communications Inc.	4

Jackie L. Altwasser Calgary, Alberta	Vice-President, Finance	11

Peter J. Bissonnette Calgary, Alberta	President	22

Douglas J. Black, Q.C. Calgary, Alberta	Corporate Secretary	—

Michael D’Avella Calgary, Alberta	Senior Vice President, Planning	19

Louis A. Desrochers, Q.C. Edmonton, Alberta	Honorary Corporate Secretary	—

Robert A. (Randy) Elliot Calgary, Alberta	Senior Vice President, Technical Operations, Shaw Cablesystems G.P.	41

Ronald D. Rogers Calgary, Alberta	Senior Vice President and Chief Financial Officer	8

Bradley S. Shaw(1)(2) Calgary, Alberta	Senior Vice President, Operations	17

Ken C.C. Stein Toronto, Ontario	Senior Vice President, Corporate and Regulatory Affairs	13

David Taniguchi Calgary, Alberta	Assistant Corporate Secretary and Senior Counsel	5

Note:

(1)	Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

(2)	Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

All of the above officers have been employed in various capacities by the Corporation during the past five years except: Michael F. Abram who was President of Ikon Office Solutions, Canada from 1998 to 1999, and President and Regional President of Alco Office Products from 1995 to 1998; Douglas J. Black, Q.C., who is Vice-Chairman of Fraser Milner Casgrain LLP, Barristers and Solicitors; and Louis A. Desrochers, Q.C., who is counsel with McCuaig Desrochers, Barristers and Solicitors.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

ADDITIONAL INFORMATION

1.     Documents Provided Upon Request

Shaw will provide to any person or company, upon request to the Secretary of the Corporation:

(a)	when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a)(i), (ii) or (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation’s Information Circular dated December 12, 2003. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request to the Chief Financial Officer of the Corporation.

2.     Documents Incorporated by Reference

The following documents of Shaw or excerpts therefrom, filed with various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated herein by reference and form an integral part of this Annual Information Form:

(a)	the consolidated financial statements of the Corporation and the notes thereto as at and for the years ended August 31, 2003 and 2002 together with the auditors’ report thereon;

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 16, 2004

(b)	the Management Discussion and Analysis of the Corporation for the year ended August 31, 2003 excerpted from the 2003 Annual Report of the Corporation;

(c)	pages 98 and 100 of the Corporation’s 2003 Annual Report; and

(d)	information contained in the Corporation’s Information Circular dated December 12, 2003 under the heading “Restrictive Shares”.

Certain statements contained in this Annual Information Form, or incorporated by reference herein, are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Corporation. Consequently, all forward-looking statements made in this Annual Information Form or the documents incorporated by reference herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Corporation will be realized.